Rolls-Royce

Rolls-Royce Group plc
PO Box 31, Derby DE24 8BJ, England
Telephone: +44 (0) 1332 242424
Fax: +44 (0) 1332 249936
www.rolls-royce.com

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

03032678

7 October 2003

Re: Information for Rolls-Royce Group plc, No. 82-34721

Dear Sirs:

The information listed below is enclosed and is being provided in compliance with Rule 12g3-2(b).

Schedule 10 – Four Notifications of Major Interests in Shares
Three Notifications of Directors Interests
Schedule 11 – Notification of Directors Interests
Declaration by newly appointed non-executive directors
Notification of newly appointed non-executive directors
Notification of listing of shares to the Official List

If you have any questions, please contact me at 011-44-1332 -245-878.

Yours faithfully
For Rolls-Royce Group plc

John Warren
Deputy Company Secretary

Company	Rolls-Royce Grp Plc
TIDM	RR.
Headline	Holding(s) in Company
Released	16:30 24 Sep 2003
Number	PRNUK-2409

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

ROLLS-ROYCE GROUP PLC

2. Name of shareholder having a major interest

FRANKLIN RESOURCES INC.

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

NON-BENEFICIAL INTEREST

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

SEE ENCLOSED SCHEDULE

5. Number of shares / amount of stock acquired

6. Percentage of issued class

7. Number of shares / amount of stock disposed

8. Percentage of issued class

9. Class of security

ORDINARY

10. Date of transaction

11. Date company informed

23/09/2003

12. Total holding following this notification

199,814,704

13. Total percentage holding of issued class following this notification

11.9937%

14. Any additional information

S198 Companies Act - notification of reduction in shareholding

15. Name of contact and telephone number for queries

JOHN WARREN - 01332 245878

16. Name and signature of authorised company official responsible for making this notification

JOHN WARREN - DEPUTY COMPANY SECRETARY

Date of notification

24/09/2003

SCHEDULE

Registered Holder	No. of Shares	% of class
Chase Nominees Ltd	160,696,363	9.6457%
Woolgate House		
Coleman Street		
London EC2P 2HD		
Bankers Trust Company	127,173	0.0076%
36-44 Moorgate		
Basement Floor		
London EC2		
Northern Trust Company	3,434,043	0.2061%
155 Bishopgate		
London		
EC2M 3XS		
State Street Nominees Ltd	13,921,226	0.8356%
12-13 Nichols Lane		
London		
EC4N 7BN		
Bank of New York Europe Ltd London	51,015	0.0031%
Bank of New York, London	1,389,488	0.0834%
Citibank Nominees Limited	1,696,630	0.1018%
Lewisham House		
Molesworth Street		
Lewisham House		

SE13 7EX

Deutsche Bank AG	355,087	0.0213%
London		
Cede & Co	2,776,385	0.1667%
New York		
Euroclear	35,049	0.0021%
Clydesdale Bank PLC	1,690,230	0.1015%
London		
Merrill Lynch Int'l Ltd	2,280,510	0.1369%
London		
Mellon Bank NA	7,691,123	0.4617%
London		
HSBC Bank	231,000	0.0139%
London		
Royal Trust Corp. of Canada	3,439,382	0.2064%
London		
TOTAL	199,814,704	11.9937%

END

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Company	Rolls-Royce Grp Plc
TIDM	RR.
Headline	Holding(s) in Company
Released	16:30 10 Sep 2003
Number	PRNUK-1009

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

ROLLS-ROYCE GROUP PLC

2. Name of shareholder having a major interest

FRANKLIN RESOURCES INC.

3 Please state whether notification indicates that it is in respect of holding the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

NON-BENEFICIAL INTEREST

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

SEE ENCLOSED SCHEDULE

5. Number of shares / amount of stock acquired

6. Percentage of issued class

7. Number of shares / amount of stock disposed

8 Percentage of issued class

9. Class of security

ORDINARY

10. Date of transaction

11. Date company informed

09/09/2003

12. Total holding following this notification

215,389,004

13. Total percentage holding of issued class following this notification

12.9286%

14. Any additional information

S198 Companies Act - notification of reduction in shareholding

15. Name of contact and telephone number for queries

JOHN WARREN - 01332 245878

16. Name and signature of authorised company official responsible for making this notification

JOHN WARREN - DEPUTY COMPANY SECRETARY

Date of notification

10/09/2003

SCHEDULE

Registered Holder	No. of Shares	% of class
Chase Nominees Ltd	174,008,363	10.4447%
Woolgate House		
Coleman Street		
London EC2P 2HD		
Bankers Trust Company	149,173	0.0090%
36-44 Moorgate		
Basement Floor		
London EC2		
Northern Trust Company	3,434,043	0.2061%
155 Bishopgate		
London		
EC2M 3XS		
State Street Nominees Ltd	13,697,559	0.8222%
12-13 Nichols Lane		
London		
EC4N 7BN		
Bank of New York Europe Ltd London	51,015	0.0031%
Bank of New York, London	1,540,148	0.0924%
Citibank Nominees Limited	452,030	0.0271%
Lewisham House		
Molesworth Street		
Lewisham House		

SE13 ·7EX

Deutsche Bank AG	1,916,403	0.1150%
London		
Cede & Co	2,795,825	0.1678%
New York		
Clydesdale Bank PLC	1,690,230	0.1015%
London		
Merrill Lynch Int'l Ltd	2,280,510	0.1369%
London		
Mellon Bank NA	7,691,123	0.4617%
London		
HSBC Bank	154,800	0.0093%
London		
Royal Trust Corp. of Canada	5,527,782	0.3318%
London		
TOTAL	215,389,004	12.9286%

END

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Company	Rolls-Royce Grp Plc
TIDM	RR.
Headline	Holding(s) in Company
Released	08:23 12 Aug 2003
Number	PRNUK-1208

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

ROLLS-ROYCE GROUP PLC

2. Name of shareholder having a major interest

LEGAL AND GENERAL INVESTMENT MANAGEMENT LIMITED

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

BENEFICIAL INTEREST

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

HSBC GLOBAL CUSTODY NOMINEE (UK) LIMITED A/C 775245 7,317,299

HSBC GLOBAL CUSTODY NOMINEE (UK) LIMITED A/C 357206 38,233,759

HSBC GLOBAL CUSTODY NOMINEE (UK) LIMITED A/C 866197 282,724

HSBC GLOBAL CUSTODY NOMINEE (UK) LIMITED A/C 904332 143,071

HSBC GLOBAL CUSTODY NOMINEE (UK) LIMITED A/C 360509 1,838,580

HSBC GLOBAL CUSTODY NOMINEE (UK) LIMITED A/C 130007 150,000

HSBC GLOBAL CUSTODY NOMINEE (UK) LIMITED A/C 282605 1,000,000

HSBC GLOBAL CUSTODY NOMINEE (UK) LIMITED A/C 914945 628,419

5. Number of shares / amount of stock acquired

6. Percentage of issued class

NOW HOLDS LESS THAN 3%

7. Number of shares / amount of stock disposed

8. Percentage of issued class

9. Class of security

ORDINARY

10. Date of transaction

04/08/03

11. Date company informed

11/08/03

12. Total holding following this notification

13. Total percentage holding of issued class following this notification

NOW HOLDS LESS THAN 3%

14. Any additional information

1_. Name of contact and telephone number for queries

JOHN WARREN - 01332 245878

16. Name and signature of authorised company official responsible for making this notification

JOHN WARREN - DEPUTY COMPANY SECRETARY

Date of notification

12/08/03

END

Full Text Announcement

Company	Rolls-Royce Grp Plc
TIDM	RR.
Headline	Holding(s) in Company
Released	16:19 23 Jul 2003
Number	PRNUK-2307

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

ROLLS-ROYCE GROUP PLC

2. Name of shareholder having a major interest

LEGAL AND GENERAL INVESTMENT MANAGEMENT LIMITED

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

NON-BENEFICIAL INTEREST

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

HSBC GLOBAL CUSTODY NOMINEE (UK) LIMITED A/C 775245 - 7,583,299

HSBC GLOBAL CUSTODY NOMINEE (UK) LIMITED A/C 357206 - 38,748,936

HSBC GLOBAL CUSTODY NOMINEE (UK) LIMITED A/C 866197 - 282,724

HSBC GLOBAL CUSTODY NOMINEE (UK) LIMITED A/C 904332 - 143,071

HSBC GLOBAL CUSTODY NOMINEE (UK) LIMITED A/C 360509 - 1,803,433

HSBC GLOBAL CUSTODY NOMINEE (UK) LIMITED A/C 914945 - 628,419

HSBC GLOBAL CUSTODY NOMINEE (UK) LIMITED A/C 130007 - 150,000

HSBC GLOBAL CUSTODY NOMINEE (UK) LIMITED A/C 282605 - 1,000,000

5. Number of shares / amount of stock acquired

906,182

6. Percentage of issued class

0.05%

7. Number of shares / amount of stock disposed

8. Percentage of issued class

9. Class of security

ORDINARY

10. Date of transaction

17/07/2003

11. Date company informed

23/07/2003

12. Total holding following this notification

50,339,882

13. Total percentage holding of issued class following this notification

3.02%

14. Any additional information

Notification under S198 Companies act 1985

15. Name of contact and telephone number for queries

JOHN WARREN - 01332 245878

16. Name and signature of authorised company official responsible for making this notification

JOHN WARREN - DEPUTY COMPANY SECRETARY

Date of notification

23/07/2003

END

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Full Text Announcement

Company	Rolls-Royce Grp Plc
TIDM	RR.
Headline	Director Shareholding
Released	16:00 15 Jul 2003
Number	PRNUK-1507

STOCK EXCHANGE ANNOUNCEMENT

The Company announces the purchase on 11th July 2003 of 74,392 ordinary shares in the Company by Computershare Trustees Limited (the Trustee) at a price of 139.25 pence per share for the purpose of satisfying the purchase of ordinary shares by eligible employees (including executive directors) under the Rolls-Royce SharePurchase Plan (the Plan) for the current month. The Plan has been approved by the Inland Revenue as a share incentive plan under Schedule 8 to the Finance Act 2000.

Following the transaction the Trustee will hold 3,289,410 ordinary shares, all of which are held on behalf of eligible employees pursuant to the terms of the Plan.

The number of ordinary shares purchased on this date on behalf of the executive directors were as follows:

Sir John Rose 89

C H Green 89

A B Shilston 89

For further information please contact John Warren, Deputy Company Secretary, Rolls-Royce Group plc, tel. no. 01332 245878

END

Company website

Company	Rolls-Royce Grp Plc
TIDM	RR.
Headline	Director Shareholding
Released	15:30 11 Aug 2003
Number	PRNUK-1108

STOCK EXCHANGE ANNOUNCEMENT

The Company announces the purchase on 7th August 2003 of 91,897 ordinary shares in the Company by Computershare Trustees Limited (the Trustee) at a price of 143.25 pence per share for the purpose of satisfying the purchase of ordinary shares by eligible employees (including executive directors) under the Rolls-Royce SharePurchase Plan (the Plan) for the current month. The Plan has been approved by the Inland Revenue as a share incentive plan under Schedule 8 to the Finance Act 2000.

Following the transaction the Trustee will hold 3,393,424 ordinary shares, all of which are held on behalf of eligible employees pursuant to the terms of the Plan.

The number of ordinary shares purchased on this date on behalf of the executive directors were as follows:

Sir John Rose 87

C H Green 87

A B Shilston 87

For further information please contact John Warren, Deputy Company Secretary, Rolls-Royce Group plc, tel. no. 01332 245878

END

Company	Rolls-Royce Grp Plc
TIDM	RR.
Headline	Director Shareholding
Released	13:00 11 Sep 2003
Number	PRNUK-1109

STOCK EXCHANGE ANNOUNCEMENT

The Company announces the purchase on 8th September 2003 of 71,175 ordinary shares in the Company by Computershare Trustees Limited (the Trustee) at a price of 180 pence per share for the purpose of satisfying the purchase of ordinary shares by eligible employees (including executive directors) under the Rolls-Royce SharePurchase Plan (the Plan) for the current month. The Plan has been approved by the Inland Revenue as a share incentive plan under Schedule 8 to the Finance Act 2000.

Following the transaction the Trustee will hold 3,457,929 ordinary shares, all of which are held on behalf of eligible employees pursuant to the terms of the Plan.

The number of ordinary shares purchased on this date on behalf of the executive directors were as follows:

Sir John Rose 69

C H Green 69

A B Shilston 69

For further information please contact John Warren, Deputy Company Secretary, Rolls-Royce Group plc, tel. no. 01332 245878

END

Company	Rolls-Royce Grp Plc
TIDM	RR.
Headline	Director Shareholding
Released	15:30 9 Sep 2003
Number	PRNUK-0909

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company Rolls-Royce Group plc

2) Name of director Lord Moore of Lower Marsh

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Lord Moore of Lower Marsh

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Lord Moore of Lower Marsh

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Market Purchase

7) Number of shares/amount of stock acquired

1,595

8) Percentage of issued class

0%

9) Number of shares/amount of stock disposed

10) Percentage of issued class

11) Class of security

Ordinary

12) Price per share

180.00p

13) Date of transaction

8 September 2003

14) Date company informed

8 September 2003

15) Total holding following this notification

67,567

16) Total percentage holding of issued class following this notification

0%

If a director has been granted options by the company please complete the following boxes

17) Date of grant

18) Period during which or date on which exercisable

19) Total amount paid (if any) for grant of the option

20) Description of shares or debentures involved: class, number

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22) Total number of shares or debentures over which options held following this notification

23) Any additional information

24) Name of contact and telephone number for queries

John Warren, 01332 245878

25) Name and signature of authorised company official responsible for making this notification. John Warren, Deputy Company Secretary

Date of Notification. 9 September 2003

END

Company	Rolls-Royce Grp Plc
TIDM	RR.
Headline	Director Declaration
Released	15:58 1 Oct 2003
Number	PRNUK-0110

DECLARATION BY AMY BONDURANT NEWLY APPOINTED

NON-EXECUTIVE DIRECTOR OF ROLLS-ROYCE GROUP plc

DATE OF APPOINTMENT 19th SEPTEMBER 2003

In accordance with the obligations of 16.4 of the Listing Rules in relation to the appointment of a new director to the Board, Hon. Amy Bondurant has declared the following information required under 16.4(a) and 16.4(b) of the Listing Rules.

1. Currently held directorships in publicly quoted companies listed below:-

None.

2. Directorships held in publicly quoted companies within the last 5 years:-

None.

3. In relation to the information required by the Company Announcements Office under section 6.F2 (b) to (g) of the FSA Listing Rules that there is no such information to be disclosed.

4. At the date of her appointment Hon. Amy Bondurant held no shares in Rolls-Royce Group plc.

DECLARATION BY CARL-PETER FORSTER NEWLY APPOINTED NON-EXECUTIVE DIRECTOR

OF ROLLS-ROYCE GROUP plc

DATE OF APPOINTMENT 19th SEPTEMBER 2003

In accordance with the obligations of 16.4 of the Listing Rules in relation to the appointment of a new director to the Board, Mr C P Forster has declared the following information required under 16.4(a) and 16.4(b) of the Listing Rules.

1. Currently held directorships in publicly quoted companies listed below:-

None

2. Directorships held in publicly quoted companies within the last 5 years:-

None

3. In relation to the information required by the Company Announcements Office under section 6.F2 (b) to (g) of the FSA Listing Rules that there is no such information to be disclosed.

4. At the date of his appointment Mr Forster held no shares in Rolls-Royce Group plc.

DECLARATION BY IAN STRACHAN NEWLY APPOINTED

NON-EXECUTIVE DIRECTOR OF ROLLS-ROYCE GROUP plc

DATE OF APPOINTMENT 19th SEPTEMBER 2003

In accordance with the obligations of 16.4 of the Listing Rules in relation to the appointment of a new director to the Board, Mr I Strachan has declared the following information required under 16.4(a) and 16.4(b) of the Listing Rules.

1. Currently held directorships in publicly quoted companies listed below:-

Instinet Group Inc	(US)
Johnson Matthey Plc	(UK)
Reuters Group PLC	(UK)
Transocean Inc	(US)
Xstrata Plc	(UK)

2. Directorships held in publicly quoted companies within the last 5 years:-

Invensys plc (UK) from 4 February 1999 to 31 March 2000.

3. In relation to the information required by the Company Announcements Office under section 6.F2 (b) to (g) of the FSA Listing Rules that there is no such information to be disclosed.

4. At the date of his appointment Mr Strachan held no shares in Rolls-Royce Group plc.

END

Company	Rolls-Royce Grp Plc
TIDM	RR.
Headline	New Appointments to the Rolls-Royce Board
Released	14:35 18 Sep 2003
Number	PRNUK-1809

18, September 2003

NEW APPOINTMENTS TO THE ROLLS-ROYCE BOARD

Rolls-Royce has appointed three new non-executive directors. Amy L Bondurant, Carl-Peter Forster and Ian Strachan will join the Rolls-Royce Group plc Board with effect from 19th September 2003.

Amy Bondurant was US Ambassador to the OECD from 1997 to 2001. Prior to this her career spanned more than 20 years in US Government and private legal practice, including 12 years' service in the United States Senate, departing in 1987 as Senior Counsel to the Senate Committee on Commerce, Science and Transportation.

Carl-Peter Forster has been Chairman and Chief Executive of General Motors' German subsidiary, Adam Opel AG, since 2001. Prior to joining Opel he was a member of the Board of Management for BMW AG.

Ian Strachan has spent most of his career in senior management positions with large international companies. He served as Deputy Chief Executive of RTZ and as Chief Executive of BTR in the 1990s and is now non-executive Chairman of Instinet Group Inc, as well as serving on the Boards of several major UK and US companies.

Commenting on the appointments, Rolls-Royce's Chairman, Euan Baird, said 'These appointments will further strengthen the Rolls-Royce Board. Amy will bring extensive knowledge of US and international regulatory issues and Carl-Peter's global engineering and technical background is of great relevance to our business. Ian has invaluable operating experience at the highest level of a number of global industrial enterprises. Their combined depth and diversity of experience will be invaluable as the company moves forward.'

Biographies of Amy Bondurant, Carl-Peter Forster and Ian Strachan are attached.

For further information contact:

Colin Duncan, Director of Corporate Communications

Tel: +44 (0) 20 7222 9020

Fax: +44 (0) 20 7227 9175

Website: www.rolls-royce.com

Biography - Amy L Bondurant

Amy Bondurant is currently Managing Director and Partner at Bozman Partners, a private investment fund with offices in Paris and Washington. Prior to joining Bozman, she was US Ambassador to the OECD from 1997 to 2001 where her work included policy programmes on corporate governance, competition and sustainable development.

Amy Bondurant graduated with a Juris Doctorate from American University's Washington College of Law in 1978 and a BA in Law from the University of Kentucky in 1979.

Between 1975 and 1987 she worked on Capitol Hill capping her tenure as Senior Counsel to the United States Senate Committee on Commerce, Science and Transportation and to the Consumer subcommittee.

In 1987 she moved into private practice with the Washington law firm Verner, Liipfert, Bernhard, McPherson and Hand where she is a senior partner (shareholder) and became the first female Board member of the 150 person law practice. She left private practice in 1997 to take up her OECD duties.

During her time in private law practice, Amy Bondurant also chaired the Commercial Space Transportation Advisory Committee which provides industry commentary to the US Department of Transportation.

Amy is currently a Board member of the American Hospital in Paris and a Member of the Council on Foreign Relations and of the Council of American Ambassadors.

Born in 1951, she is married with one son and lives in Washington DC. Her hobbies include swimming and cycle riding.

Biography - Carl-Peter Forster

Carl-Peter Forster became Chairman and Chief Executive of Adam Opel AG in 2001. The wholly owned subsidiary of General Motors has sales of around £11 billion and makes passenger cars, sports utility vehicles, commercial vehicles and spare parts. During his time at Opel he has put in place a transformation plan which has already resulted in substantial productivity and quality improvements.

Carl-Peter Forster completed his education in 1982 with a degree in Aeronautical Engineering and an MA in Economics from Rheinische Friedrich-Wilhelm-Universität in Bonn. On leaving university he joined McKinsey and Co Inc as a consultant before joining BMW as a General Manager in 1986. A number of senior engineering management jobs followed before he became the Managing Director of BMW South Africa in 1996. In 1999 he was appointed to the Board of Management of BMW AG as Head of Manufacturing responsible for worldwide manufacturing in all of the company's plants.

He also serves as Chairman on both the supervisory boards of the Germany based ASIC manufacturer, ZMD AG, and the Austria based private equity company, Lead Equities AG.

Born in 1954, Carl-Peter is married with three children. His hobbies include sailing and skiing as well as vintage cars.

Biography - Ian Strachan

Having spent most of his career in senior management positions with large international companies, Ian Strachan is now serving as a non-executive director on the Boards of a number of major companies in the UK and the United States.

He graduated from Christ's College Cambridge in 1965 and then went on to study politics at Princeton and Harvard Universities. In 1970 he joined the Exxon Corporation where he held a number of senior management positions in Japan, Hong Kong and the USA where he became the Head of Corporate Strategy. In 1987 he joined RTZ Corporation Plc (now Rio Tinto Plc) as Finance Director, becoming Deputy Chief Executive of the company in 1991.

In 1996 he was appointed Chief Executive of BTR Plc. He became Deputy Chairman of Invensys Plc when the company was created out of the merger of BTR and Siebe in 1999.

Since 2000 Ian Strachan has been a non-executive director with Reuters plc, and with the offshore drilling contractor, Transocean Inc. In 2002 he joined the Boards of industrial conglomerate, Johnson Matthey plc, and mining company, Xstrata plc. In 2003 he became non-executive Chairman of the electronic brokerage company Instinet Group Inc.

Ian Strachan is 60 years old and is married with three grown-up children. He lives in London.

END

Full Text Announcement

Company	Rolls-Royce Group PLC
TIDM	RR.
Headline	Listing Particulars
Released	11:10 11 Aug 2003
Number	5290O

FORMAL NOTICE FOR SPECIALIST SECURITIES

PUBLICATION DATE: 11th August, 2003

Application has been made to the UK Listing Authority for the following securities to be admitted to the Official List.

DETAILS OF ISSUE:	£1,250,000,000 EMTN Programme
ISSUER:	Rolls Royce Group plc
INCORPORATED IN:	England and Wales
GUARANTOR:	Rolls-Royce Group plc
INCORPORATED IN:	England and Wales

Particulars relating to the issue may be obtained during usual business hours for fourteen days from the date of this formal nc

Rolls-Royce plc
65 Buckingham gate
London SW1E 6AT

JPMorgan Chase Bank
Trinity Tower
9 Thomas More Street
London E1W 1YT

In addition, a copy of the Particulars is available for inspection at the Document Viewing Facility at the Financial Services Auth
25 The North Colonnade, London E14 5HS.

END

Company website

Company	Rolls-Royce Group PLC
TIDM	RR.
Headline	Listing Particulars
Released	11:10 11 Aug 2003
Number	5290O

FORMAL NOTICE FOR SPECIALIST SECURITIES

PUBLICATION DATE: 11th August, 2003

Application has been made to the UK Listing Authority for the following securities to be admitted to the Official List.

DETAILS OF ISSUE: £1,250,000,000 EMTN Programme

ISSUER: Rolls Royce Group plc

INCORPORATED IN: England and Wales

GUARANTOR: Rolls-Royce Group plc

INCORPORATED IN: England and Wales

Particulars relating to the issue may be obtained during usual business hours for fourteen days from the date of this formal nc

Rolls-Royce plc
65 Buckingham gate
London SW1E 6AT

JPMorgan Chase Bank
Trinity Tower
9 Thomas More Street
London E1W 1YT

In addition, a copy of the Particulars is available for inspection at the Document Viewing Facility at the Financial Services Auth
25 The North Colonnade, London E14 5HS.

END